March 30, 2007

VIA EDGAR, FAX AND OVERNIGHT DELIVERY

Ms. Angela Crane
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Linear Technology Corporation
Form 10-K for the year ended July 2, 2006
Filed September 9, 2006
File No. 000-14864

Dear Ms. Crane:

On behalf of Linear Technology Corporation (the “Company”), I submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated February 28, 2007, relating to the Company’s Form 10-K for the year ended July 2, 2006 and Form 8-K dated January 16, 2007.

In this letter, I have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the Year Ended July 2, 2006

Item 9A. Controls and Procedures, page 31

1.
We note your disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information that the Company is required to disclose in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Revise future filings to clarity, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

We will comply in future filings.

Form 8-K dated January 16, 2007

2.
We noted that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information. In addition, please revise to ensure all non-GAAP measures are specifically identified as such.

We will comply in future filings.

3.
Please also revise future filings to include all the substantive disclosures outlined in Questions 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. Please revise your future disclosure to explain in greater detail:

•	the substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use the measure; and

•
the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

* * * * *

Commencing with the filing of the Company’s Form 8-K for its results of operations and financial condition for its third quarter ended April 1, 2007, the Company will expand its disclosures around non-GAAP measures. As an example, the Company will include language such as the following regarding the use of non-GAAP measures relating to stock-based compensation:

The Company’s non-GAAP measures set forth above exclude charges related to stock-based compensation. The Company’s management uses non-GAAP net income and non-GAAP net income per diluted share to evaluate the Company’s current operating results and financial results and to compare them against historical financial results. The Company excludes stock-based compensation expenses and the related tax effects primarily because they are significant non-cash expense estimates which management separates for consideration when evaluating and managing business operations.

In addition, the Company believes that providing investors with these non-GAAP measurements enhances their ability to compare the Company’s business against that of its many competitors who employ and disclose similar non-GAAP measures. This financial measure may be different from non-GAAP methods of accounting and reporting used by the Company’s competitors to the extent their non-GAAP measures include other items.

The presentation of this additional information should not be considered a substitute for net income or net income per diluted share prepared in accordance with GAAP. Reconciliations of reported net income and reported net income per diluted share to non-GAAP net income and non-GAAP net income per diluted share, respectively, are included at the end of this press release.

Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (408) 432-1900.

Sincerely,

LINEAR TECHNOLOGY CORPORATION

/s/ Paul Coghlan
Paul Coghlan
Vice President of Finance and Chief Financial Officer

cc: Martin F. Scott, Securities and Exchange Commission
Julie Sherman, Securities and Exchange Commission
Herbert P. Fockler, Wilson Sonsini Goodrich & Rosati